SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          ADOPTION OF AND AMENDMENT TO
                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                    Investment Company Act File No. 811-2715

           The undersigned investment company, a Delaware business trust, hereby notifies the U.S. Securities and Exchange Commission (the "Commission") that the Trust hereby adopts the Notification of Registration of Delaware Group State Tax-Free Income Trust, a Pennsylvania common law trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name of Registrant:  Delaware Group State Tax-Free Income
Trust
                     (a Delaware business trust, as successor registrant to Delaware Group State Tax-Free Income Trust, a Pennsylvania common law trust)

Address of Principal Business Office (No. & Street, City, State,
Zip Code):

                     1818 Market Street
                     Philadelphia, PA 19103

Telephone Number (including area code):  (215) 255-1255

Name and address of agent for service of process:

                     Eric E. Miller, Esq.
                     1818 Market Street
                     Philadelphia, PA 19103

Check Appropriate Box:

                     Registrant is filing an Amendment to its Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of
                     Form N-8A:

                          YES   [   ]     NO   [X] 1

Item 1.              Exact name of Registrant:  Delaware Group
                     State Tax-Free Income Trust

Item 2.              State and Date of Organization:  Delaware;
                     December 17, 1998

Item 3.              Form of Organization:  business trust

Item 4. Classification of Registrant: management company

Item 5(a).           Registrant is an open-end company.

Item 5(b). Registrant is a non-diversified investment company.

Item 6.              Name and address of Investment Adviser of
                     Registrant:

                     Delaware Management Company
                     a series of Delaware Management Business Trust 2005 Market Street
                     One Commerce Square
                     Philadelphia, PA 19103

Item 7.              Trustees and Officers of the Registrant:

                     Wayne A. Stork, Chairman and Trustee
                     David K. Downes, President, Chief Executive
                        Officer, Chief Financial Officer and
                        Trustee
                      Walter P. Babich, Trustee
                      John H. Durham, Trustee
                      Anthony D. Knerr, Trustee
                      Ann R. Leven, Trustee
                      Thomas F. Madison, Trustee
                      Charles E. Peck, Trustee
                      Janet L. Yeomans, Trustee
                      Richard G. Unruh, Jr., Executive Vice
                        President and
                        Chief Investment Officer, Equities
                     H. Thomas McMeekin, Executive Vice President
                        and Chief Investment Officer, Fixed Income
                     Richard J. Flannery, Esq., Executive Vice
                        President and General Counsel
                     Eric E. Miller, Esq., Senior Vice President,
                        Deputy General Counsel, Secretary
                     Joseph H. Hastings, Senior Vice President,
                        Corporate Controller
                    Michael P. Bishof, Senior Vice President,
                        Treasurer
                     Patrick P. Coyne, Vice President, Senior
                         Portfolio Manager
                     Mitchell L. Conery, Vice President, Senior
                         Portfolio Manager

                     The address for each of the  trustees  and  officers of the
                     Registrant:

                     1818 Market Street
                     Philadelphia, PA 19103

Item 8.              Not Applicable.

Item 9(a).           No.

Item 9(b).           Not Applicable.

Item 9(c). Yes. The Registrant, Delaware Group State Tax-Free Income Trust, proposes to begin a public offering of its shares of beneficial interest commencing after the closing of the reorganization of Delaware Group State Tax-Free Income Trust (which is currently a registered investment company engaged in a public offering of its shares) into the Registrant, which is scheduled to occur on May 1, 2000, before 9:00 a.m. In this reorganization, the Registrant will receive all of the assets and liabilities of Delaware Group State Tax-Free Income Trust in exchange for shares of the Registrant.

Item 9(d).           No.

Item 9(e).           Not Applicable.

Item 10.             Current value of Registrant's total assets:
                     None

Item 11.             No.

Item 12.             None.


                                   SIGNATURES

           Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Adoption of and Amendment to Notification of Registration to be duly signed on its behalf in the City of Philadelphia, and the Commonwealth of Pennsylvania on the 28th day of April, 2000.


                          DELAWARE GROUP STATE TAX-FREE INCOME
                          TRUST


                          By  /S/ MICHAEL D. MABRY
                              Michael D. Mabry, Vice President and
                              Assistant Secretary


Attest:   /S/ MICHAEL T. PELLEGRINO
          Michael T. Pellegrino, Assistant Vice
          President, Assistant Secretary, Senior Counsel


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1   On February 29, 2000, the Registrant filed  Post-Effective  Amendment No. 44 to the registration statement on Form N-lA of Delaware Group State Tax-Free Income Trust in connection with the reorganization of Delaware Group State Tax-Free Income Trust into Delaware Group State Tax-Free Income Trust, a Delaware business trust. By and in Post-Effective Amendment No. 44, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act") to become effective on April 29, 2000, the Registrant, as successor, adopted the registration statement on Form N-1A of Delaware Group State Tax-Free Income Trust as its own registration statement pursuant to Rule 414 under the 1933 Act.